SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       THE SECURITIES EXCHANGE ACT OF 1934

                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           BANKATLANTIC BANCORP, INC.
                           --------------------------
                       (Name of Subject Company (Issuer))

                      BANKATLANTIC BANCORP, INC., (ISSUER)
                      ------------------------------------
                            (Name of Filing Persons)

               5.625% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2007
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    065908AC9
                                    ---------
                      (CUSIP Number of Class of Securities)

                                  ALAN B. LEVAN
                             CHIEF EXECUTIVE OFFICER
                           BANKATLANTIC BANCORP, INC.
                           1750 EAST SUNRISE BOULEVARD
                         FORT LAUDERDALE, FLORIDA 33304
                                 (954) 760-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                  Please send copies of all communications to:

                             Alison W. Miller, Esq.
                         Stearns Weaver Miller Weissler
                           Alhadeff & Sitterson, P.A.
                       150 West Flagler Street, Suite 2500
                              Miami, Florida 33130

                            CALCULATION OF FILING FEE

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     Transaction Valuation(1)               Amount of Filing Fee
--------------------------------------------------------------------------
           $18,250,000                             $3,650
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(1) For purposes of calculating the filing fee pursuant to Rule 0-11 of the
Securities Exchange Act of 1934, the market value of the 5.625% Convertible Subordinated Debentures due 2007 proposed to be acquired is based on the amount of cash to be paid for such securities.

[ ] Check box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:                       Filing Party:
    Form or Registration No.:                     Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

         This Issuer Tender Offer Statement on Schedule TO (the "Statement") is being filed with the Securities and Exchange Commission by BankAtlantic Bancorp, Inc., a Florida corporation (the "Company"), in connection with a tender offer (the "Tender Offer") by the Company for up to $25 million aggregate principal amount of its 5.625% Convertible Subordinated Debentures due 2007 (the "Debentures"). Copies of the Offer to Purchase and Letter of Transmittal are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Statement.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the Company is BankAtlantic Bancorp, Inc., which is the issuer of the Debentures subject to the Tender Offer. The Company's principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. The telephone number for the Company is (954) 760-5000. Reference is made to the information set forth in the Offer to Purchase under the caption "The Company," which information is incorporated herein by reference.

         (b) The securities which are the subject of the Tender Offer are the 5.625% Convertible Subordinated Debentures due 2007 of the Company. The Company is offering to purchase up to $25 million of the $74.217 million aggregate principal amount of Debentures outstanding at August 28, 2000 for a cash purchase price of $730 per $1,000 principal amount, plus accrued and unpaid interest from June 1, 2000 up to, but not including, the date of payment. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the caption "The Debentures," which information is incorporated herein by reference.

         (c) The Debentures are currently listed for quotation on the Nasdaq SmallCap Market ("NASDAQ") under the symbol "BANCH." Reference is made to the information set forth in the Offer to Purchase under the captions "The Debentures" and "Market and Trading Information," which information is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The Company is the only filing person. The Company's name, business address and business telephone number are set forth in response to Item 2(a) of this Statement.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a)(1)(i)-(ii)    The information set forth on the cover of the Offer
                           to Purchase and under the caption "The Tender
                           Offer--Principal Terms of the Tender Offer" is incorporated herein by reference.

                  (iii) The information set forth on the cover of the Offer to Purchase and under the caption "The Tender Offer--Expiration Date; Extension; Termination; Amendments" is incorporated herein by reference.

                  (iv)     Not applicable.

                  (v) The information set forth in the Offer to Purchase under the caption "The Tender Offer--Expiration Date; Extension; Termination; Amendments" is incorporated herein by reference.

                  (vi) The information set forth in the Offer to Purchase under the caption "The Tender Offer--Withdrawal of Tenders" is incorporated herein by reference.

                  (vii) The information set forth in the Offer to Purchase under the captions "The Tender Offer--Procedures for Tendering Debentures" and "The Tender
                           Offer--Withdrawal Rights" are incorporated herein by reference.

                  (viii) The information set forth in the Offer to Purchase under the caption "The Tender Offer--Acceptance of

                           Debentures for Purchase; Payment for Debentures; Maximum Tender Amount and Pro Rata Acceptance" is incorporated herein by reference.

                  (ix) The information set forth in the Offer to Purchase under the caption "The Tender Offer--Acceptance of Debentures for Purchase; Payment for Debentures; Maximum Tender Amount and Pro Rata Acceptance" is incorporated herein by reference.

                  (x) The information set forth in the Offer to Purchase under the caption "Certain Federal Income Tax Consequences" is incorporated herein by reference.

                  (xi)     Not applicable.

                  (xii) The information set forth in the Offer to Purchase under the caption "Certain Federal Income Tax Consequences" is incorporation by reference.

         (a)(2)            Not applicable.

         (b) To the best knowledge of the Company, no Debentures are to be purchased from any officer, director or affiliate of the Company.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e)               Not applicable.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a)-(b) The information set forth in the Offer to Purchase under the caption "The Tender Offer--Background and Purpose of the Tender Offer" is incorporated herein by reference.

         (c)(1)            Not applicable.

            (2)            Not applicable.

            (3) The information set forth in the Offer to Purchase under the captions "Risk Factors-- Substantial Leverage," "Source and Amount of Funds" and "Recently Announced Transactions" is incorporated herein by reference.

            (4)            Not applicable.

            (5)            Not applicable.

            (6)            Not applicable.

            (7)            Not applicable.

            (8)            Not applicable.

            (9) The information set forth in the Offer to Purchase under the caption "The Tender Offer" is incorporated herein by reference.

            (10)           Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase under the captions "Source and Amount of Funds" is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase under the captions "Risk Factors--Substantial Leverage" and "Source and Amount of Funds" is incorporated herein by reference.

         (d)(1)-(2) The information set forth in the Offer to Purchase under the caption "The Tender Offer--Source and

                           Amount of Funds" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)               Not applicable.

         (b) During the 60 day period prior to the date of this initial filing with the Securities and Exchange Commission, the following purchases of the Debentures were made by the Company in open market transactions.

                                                                Total             Price Per
                                                          Principal Amount     $1,000 Principal
Person                            Date                     of Debentures     Amount of Debentures
------                            ----                     -------------     --------------------
BankAtlantic Bancorp, Inc.        July 10, 2000              $300,000                $655
                                  August 7, 2000              250,000                 655
                                  August 16, 2000             150,000                 655

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in the Offer to Purchase under the captions "Depositary," "Fees and Expenses," "Information Agent" and "Miscellaneous" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

                           Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a)(1)            Not applicable.

            (2)            Not applicable.

            (3)            Not applicable.

            (4)            Not applicable.

            (5)            Not applicable.

         (b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

         99 (a)(1)         Offer to Purchase dated August 30, 2000.

            (2)            Form of Letter of Transmittal.

            (3)            Notice of Guaranteed Delivery.

            (4)            Form of Letter to Holders of Debentures.

            (5) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees.

            (6)            Form of Letter to Clients.

            (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

            (8)            Press Release, dated August 30, 2000.

         99 (b)(1)         Indenture with respect to the Company's Subordinated
                           Investment Notes (incorporated by reference to Exhibit 4 to the Company's Registration Statement on
                           Form S-3, filed with the Securities and Exchange
                           Commission on December 20, 1999).

               (2) Loan Agreement, dated as of August 24, 2000 by and between BankAtlantic Bancorp, Inc., a Florida corporation, and Columbus Bank and Trust Company, a Georgia banking corporation.

            (d)            Not applicable.

            (g)            Not applicable.

            (h)            Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

                           Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                               BANKATLANTIC BANKCORP, INC.


                                               /s/       ALAN B. LEVAN
                                               ------------------------------
                                               Name: Alan B. Levan
                                               Title: Chief Executive Officer
                                               Dated: August 30, 2000

                                INDEX TO EXHIBITS

EXHIBIT NUMBER             DESCRIPTION OF EXHIBIT
--------------             ----------------------
  99 (a)(1)                Offer to Purchase dated August 30, 2000.

        (2)                Form of Letter of Transmittal.

        (3)                Notice of Guaranteed Delivery.

        (4)                Form of Letter to Holders of Debentures.

        (5) Form of Letter to Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (6)                Form of Letter to Clients.

        (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (8)                Press Release, dated August 30, 2000.

  99 (b)(2)                Loan Agreement, dated as of August 24, 2000 by and
                           between BankAtlantic Bancorp, Inc., a Florida corporation, and Columbus Bank and Trust Company, a Georgia banking corporation.